Ballard Power Systems Inc.

News Release

Ballard Fuel Cell Products Provide Backup Power Solution for German City Council Headquarters
Reaffirms benefits of clean fuel cell energy for uninterruptible power supply

For Immediate Release – June 2, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced that its FCgen®-1020ACS fuel cell stack is the power source for a ten kilowatt (kW) backup power system deployed by Heliocentris Energy Solutions AG, specialist in environmentally-friendly energy storage solutions. A total of eight 1.2 kW Heliocentris Nexa 1200 fuel cell systems – using Ballard stacks – provide extended duration backup power to critical information technology services at the City Council headquarters of Meiningen, Germany.

The direct hydrogen system is hybridized together with lithium-ion batteries and deployed for indoor use. This replaces an uninterruptible power supply system using lead-acid batteries, which has proven insufficient for long power outages. This installation is the latest in a series of field trials demonstrating capabilities of the Heliocentris solution to industrial customers having requirements that include remote monitoring stations, emergency power supplies and auxiliary power units. Heliocentris also designs fuel cell training systems for the educational market.

Backup power solutions based on fuel cell technology deliver a number of advantages over conventional batteries and diesel generators, including higher reliability across a wide range of operating conditions, lower maintenance costs, longer operating life as well as reduced size, weight, installation footprint, noise signature and environmental impact. Ballard’s FCgen®-1020ACS fuel cell stack enables all of these advantages with its compact and cost-effective air-cooled design.

The trial in Meiningen is being supported by the German Federal Ministry of Transport, Building and Urban Development as part of the National Hydrogen and Fuel Cell Technology Innovation Programme (NIP). NOW GmbH National Organisation for Hydrogen and Fuel Cell Technology is in charge of coordinating the NIP.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products contain proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com